Biofrontera Aktiengesellschaft,
Leverkusen

- ISIN: DE0006046113 / WKN: 604611 -
- ISIN: DE000A2TR9S4 / WKN: A2TR9S -
- ISIN: DE000A2TSHY1 / WKN: A2TSHY -
- ISIN: DE000A2TSBN7 / WKN A2TSBN -

Invitation to the Annual General Meeting

We hereby invite our shareholders to attend the Ordinary Annual General Meeting (Ordinary AGM) of shareholders to be held on Wednesday, 10 July 2019, at 11:00 hours, in the Forum Leverkusen, Agam-Saal, Am Büchelter Hof 9, 51373 Leverkusen.

Agenda

1.	Submission of the adopted separate annual financial statements and approved consolidated financial statements, the combined separate and Group management report, the Management Board’s explanatory report relating to the disclosures pursuant to Sections 289a (1), 315a (1) of the German Commercial Code (HGB), and of the Supervisory Board’s report for the financial year ending 31 December 2018

The Supervisory Board has approved the separate annual financial statements and consolidated financial statements prepared by the Management Board pursuant to Sections 171, 172 of the German Stock Corporation Act (AktG). The separate annual financial statements have thereby been adopted pursuant to Section 172 AktG. For this reason, no resolution is required by the AGM relating to the adoption of the separate annual financial statements or relating to the approval of the consolidated financial statements pursuant to Section 173 AktG. Furthermore, the remaining aforementioned documents are only to be made accessible to the AGM pursuant to Section 176 (1) Clause 1 AktG, a related resolution is not required.

2.	Resolution concerning the discharge of the members of the Management Board for the 2018 financial year

The Management and Supervisory boards propose that the AGM discharge the Management Board members holding office in the 2018 financial year.

3.	Resolution concerning the discharge of the members of the Supervisory Board for the 2018 financial year

The Management and Supervisory boards propose that the AGM discharge the members of the Supervisory Board who were in office in the 2018 financial year, namely Dr. Ulrich Granzer, Mr. Jürgen Baumann, Dr. John Borer, Reinhard Eyring and Mr. Kevin Weber.

The Management and Supervisory boards of Biofrontera AG propose that the AGM should not discharge Supervisory Board member Mr. Hansjörg Plaggemars who held office in the 2018 financial year.

4.	Elections to the Supervisory Board

Mr. Hansjörg Plaggemars was recalled from office as a member of the Supervisory Board with immediate effect by court order of 22 March 2019. He was elected to the Supervisory Board by the AGM on 31 May 2016 until the end of the AGM that passes a resolution concerning the discharge for the financial year ending 31 December 2020. For this reason, a successor to Mr. Plaggemars is to be elected.

The Supervisory Board is composed pursuant to Sections 95, 96 (1), 101 (1) AktG, and consists of six members pursuant to Section 12 (1) of the Company’s bylaws. Pursuant to Section 12 (4) of the bylaws, elections to replace Supervisory Board members who have stepped down early are held for the duration of their remaining term of office.

The Supervisory Board proposes electing to the Supervisory Board as successor for Mr. Plaggemars with effect as of the end of the Ordinary AGM on 10 July 2019

Mrs. Prof. Dr. Franca Ruhwedel, residing in Duisburg, Professor of Finance and Accounting at the Rhine-Waal University of Applied Sciences, Kamp-Lintfort,

subject to the condition that her period of office conclude at the end of the AGM that passes a resolution concerning the discharge for the financial year ending 31 December 2020.

Additional remarks:

Pursuant to Section 5.4.3 of the German Corporate Governance Code (DCGK), attention is drawn to the fact that Dr. Ulrich Granzer, who has been elected Supervisory Board Chairman, will continue to hold this office.

This proposed election to the Supervisory Board is based on the recommendation of its Nomination Committee, takes into consideration the targets the Supervisory Board has approved for its composition, and endeavors to fulfil the competency profile for the plenary board. In the case of the candidate proposed for election, the Supervisory Board has assured itself that she will be able to afford the expected necessary time for the role.

Pursuant to Section 5.4.1 (5) of the German Corporate Governance Code, in making election proposals to the AGM, supervisory boards should disclose the personal and business relationships of each candidate in relation to the Company, the Company’s boards, and a shareholder holding a significant interest in the Company. The recommendation to make such disclosure is restricted to such circumstances the Supervisory Board deems significant for a shareholder making an objective assessment to reach its election decision. Given this, it is notified that, in the Supervisory Board’s assessment, no personal or business relationships exist between Prof. Dr. Ruhwedel and the Company or Group companies, the Company’s boards, or a shareholder holding a significant interest in the Company, which a shareholder making an objective assessment would regard as significant for its election decision.

Curriculum vitae of Prof. Dr. Franca Ruhwedel and an overview of significant activities besides her Supervisory Board mandate:

Year of birth: 1973

Nationality: German

Place of residence: Duisburg

Current activity and professional background

Since 2013:	Professor of Finance and Accounting at the University of Applied Sciences Rhein-Waal, Kamp-Lintfort

2007-2013:	Professor of Accounting and Controlling at FOM University, Essen, Germany

2005-2007:	Project Manager Mergers & Acquisitions of thyssenkrupp AG

2004-2005:	Project Manager Corporate Development/Mergers & Acquisitions thyssenkrupp Steel AG

1999-2003:	Research Assistant at the Ruhr-University Bochum

1994-1999:	Internships during studies at McKinsey & Co., NordLB London, Citibank Privatkunden AG, Sparkassenakademie Hannover

1992-1994:	Apprenticeship as bank clerk at Commerzbank AG, Münster branch

1999-2003:	Dr. rer. oec doctorate at the Ruhr-University Bochum on “Ownership structure and corporate success – A theoretical and empirical analysis of German listed companies”

1994-1999:	Studied Business Administration at the University of Münster

Disclosures pursuant to Section 125 (1) Clause 5 AktG:

Prof. Dr. Ruhwedel is a member of the following statutory supervisory boards:

-	NATIONAL-BANK AG, Essen

-	VTG AG, Hamburg

Prof. Dr. Ruhwedel is not a member of comparable domestic or foreign supervisory bodies of commercial enterprises.

Further information about Prof. Dr. Ruhwedel and about the other Supervisory Board members is available on the Company’s website at www.biofrontera.com under the heading “Investors / Management and Supervisory boards”.

5.	Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2019 financial year

Based on the recommendation of its Audit Committee, the Supervisory Board proposes electing Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, to be the auditor of both the separate and the consolidated financial statements for the 2019 financial year.

The Audit Committee has stated that its recommendation is free of inappropriate third-party influence and none of the clauses restricting its selection options in the meaning of Article 16 (6) of the EU Auditing Directive (Article 16 of the EU Directive No. 537/2014 of the European Parliament and Council dated 16 April 2014) was imposed upon it. The Supervisory Board obtained the statement as envisaged by the German Corporate Governance Code from Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft concerning its impartiality.

END OF THE AGENDA

Preconditions for AGM participation and exercising voting rights

Pursuant to Section 20 (2) of the Company’s bylaws, only those shareholders are entitled to participate in the AGM and to exercise their voting rights that are registered with the Company at least six days before the AGM (the date of receipt and the date of the AGM are not included in this calculation), in other words, by Wednesday, 3 July 2019, 24:00 hours (Central European Time), and are entered in the share register on the AGM date. Pursuant to Section 20 (2) of the bylaws, the Management Board can determine the specifics of the form of registration in the convening document. The Management Board utilizes this authorization in such manner that it determines that registration can occur either in written (Section 126 of the German Civil Code [BGB]) or in textual form (Section 126b BGB). The registration must be submitted to the Company in either German or English at the address below by letter, fax or email:

Biofrontera Aktiengesellschaft
c/o AAA HV Management GmbH
Ettore-Bugatti-Str. 31, 51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2019@aaa-hv.de

Forms that can be used for registration are attached to the invitation documents that are sent by post to the shareholders.

As far as the Company is concerned, pursuant to Section 67 (2) Clause 1 of the German Stock Corporation Act (AktG), only those parties shall be deemed to be shareholders that are registered as shareholders in the share register. Accordingly, the entry status of the share register on the AGM date shall comprise the determining factor for the right to participate as well as to establish the number voting rights attributable to parties entitled to participate in the AGM.

For technical reasons relating to the related processing, no transfers of share ownership will be applied to the share register in the period from 4 July 2019 to 10 July 2019 (in each case inclusive). For this reason, the entry status of the share register on the AGM date shall correspond to the status after the last transfer share ownership on Wednesday, 3 July 2019.

Trading in the shares shall not be blocked by a registration for the AGM. In consequence, following registration, shareholders will continue to be able to dispose freely of their shares. Since, as far as the Company is concerned, only those shareholders are deemed to be registered as shareholders that are entered in the share register on the AGM date (see above), disposal can have effects on a shareholder’s entitlement to participate in the AGM, however.

Banks and other persons or associations equivalent to these pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) can exercise the voting rights of shares that do not belong to them – but as whose owners they are entered in the share register – exclusively on the basis of an authorization. Details relating to such authorizations are set out in Section 135 AktG.

Holders of American Depositary Shares (ADSs) will receive relevant documents from the Bank of New York Mellon (Depositary).

Proxy voting

Voting rights can be exercised by a proxy, including by a bank or a shareholder association. The issuing of proxy authorizations is permitted both before and during the AGM. Proxy authorization statements can be issued either to the party being authorized or to the Company. In particular, shareholders can state when registering that they will not participate personally in the AGM but will instead participate through a given proxy. If the shareholder authorizes more than one individual, the Company is entitled to reject one or several such individuals. In the case of proxy representation, too, registration by the deadline and entry in the share register is required according to the aforementioned provisions in the section “Preconditions for AGM participation and exercising voting rights”.

Proxy authorizations that do not fall within the scope of Section 135 of the German Stock Corporation Act (AktG)

For the form of proxy authorizations that are not granted to credit institutions or to persons or associations (in particular shareholders’ associations) equivalent to credit institutions pursuant to Section 135 (8) or pursuant to Section 135 (10) in conjunction with Section 125 (5) AktG, but to third parties, pursuant to Section 23 of the bylaws, shall apply: The proxy authorization may in any case be granted in writing or by fax; the bylaws do not restrict any other legal forms for granting proxy authorization, revoking it or proving the proxy authorization to the Company. For this reason, the issuing of the proxy authorization, its revocation and the proof of the authorization in relation to the Company can also be issued a textual form pursuant to Section 134 (3) AktG.

For ease of organization, shareholders that wish to authorize a proxy representative are requested to utilize the form on the rear of the admission ticket to issue the proxy authorization, which they receive after registering, or to utilize the form provided on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” area. It is also possible, however, for shareholders to issue proxy authorizations in another manner as long as the textual form is complied with. No obligation exists to utilize the forms provided by the Company.

The following address is available for the statement of the issuing of a proxy authorization to the Company, its revocation and the conveying of the proof of a stated authorization or its revocation:

Biofrontera Aktiengesellschaft
c/o AAA HV Management GmbH
Ettore-Bugatti-Str. 31, 51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2019@aaa-hv.de

On the AGM day, the evidence of the authorization can also be submitted at the entry and exit controls to the AGM. An authorization that has been issued can also be revoked there.

Authorization and instructions to the Company proxy

We offer our shareholders the opportunity to authorize a voting rights representative nominated by the Company to exercise voting rights, who shall be bound to vote in accordance with instructions (Company proxy). In the case of proxy representation, too, registration by the deadline and entry in the share register is required according to the aforementioned provisions in the section “Preconditions for AGM participation and exercising voting rights”. Shareholders authorizing the Company proxies must issue instructions for the exercising of voting rights. The Company proxies are unable to exercise voting rights without corresponding instructions.

Apart from issuing a proxy authorization during the AGM by utilizing the proxy authorization form handed out at the AGM, solely the authorization and instruction form sent together with the invitation document or available on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” area can be utilized for the proxy authorization, and subject to issuing express related instructions. The issuing of the authorization, its revocation and proof of proxy authorization to the Company shall require textual form.

To the extent that authorizations are not issued during the AGM, shareholders that wish to authorize the Company proxy are required to send the authorizations along with instructions incoming at the latest by Tuesday, 9 July 2019, 24:00 hours (Central European Time) by post, fax or email to the following address:

Biofrontera Aktiengesellschaft
c/o AAA HV Management GmbH
Ettore-Bugatti-Str. 31, 51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2019@aaa-hv.de

The aforementioned information relating to the options to send forms and instructions and in relation to the deadlines to be complied with shall apply correspondingly for a revocation of an authorization of a Company proxy. If shareholders have already authorized the Company proxy, but wish to attend the AGM themselves or participate by means of a representative other than the proxy and represent the respective shares, this shall be possible by attending the AGM. In the case of personal registration by the shareholder or their other representative at the entry control, the proxies cannot utilize an authorization that has been issued to them, including without its correct formal revocation.

Authorizations of banks or persons or individuals equivalent to banks pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) AktG

If banks or persons or associations (especially shareholder associations) equivalent to these pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) AktG are authorized, these are required to provide evidence of such authorization (Section 135 AktG). We recommend that our shareholders coordinate with the aforementioned concerning the form of authorizations. We draw attention to the fact that proper registration is also required in this case.

Shareholders’ rights to demand an addition to the agenda (Section 122 (2) AktG)

Pursuant to Section 122 (2) of the German Stock Corporation Act (AktG), shareholders whose shares together reach the twentieth part of the share capital or the proportional amount of EUR 500,000 can demand that items be placed on the AGM agenda and be announced. Such requests are to be addressed in writing (Section 126 of the German Civil Code [BGB]) to the Management Board. A reason or proposed resolution must be included with each new agenda item. Shareholders’ requests for additions to the agenda are to be sent to the following address: Biofrontera Aktiengesellschaft, Vorstand, Hemmelrather Weg 201, 51377 Leverkusen.

The request must be received by the Company at least 30 days before the AGM; the date of receipt and the AGM date are not to be included in this calculation. The last possible receipt for a request for an addition to the agenda shall be Sunday, 9 June 2019, 24:00 hours (Central European Time).

Applicants are required to provide evidence that they have been holders of the shares for at least 90 days before the date of the receipt of the request, and that they hold the shares until the decision concerning the application. Certain attribution options exist pursuant to Section 70 AktG, to which reference is made.

Unless already notified with the convening document, additions to the agenda to be announced shall be published immediately in the German Federal Gazette (Bundesanzeiger), and forwarded in a European media bundle for publication. They are also made accessible via the Internet address www.biofrontera.com within the “Investors / Annual General Meeting” area.

Shareholders’ rights to announce motions and election proposals (Sections 126 (1) 127 AktG)

All shareholders are entitled to present motions and election proposals relating to agenda items as well as to the rules of procedure in the AGM, without the need for an announcement, publication or other action prior to the AGM. In particular, motions may be submitted on individual agenda items (countermotions) or proposals may be made for the election of Supervisory Board members or auditors (election proposals) if the agenda provides for corresponding elections.

Countermotions and election proposals that are to be made available on the Company’s website prior to the AGM pursuant to Sections 126, 127 AktG must be received at the following address by Tuesday, 25 June 2019, 24:00 hours (CEST):

Biofrontera Aktiengesellschaft
c/o AAA HV Management GmbH
Ettore-Bugatti-Str. 31, 51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2019@aaa-hv.de

Only countermotions and election proposals received in due time at the aforementioned address, including the name of the shareholder and any justification to be made accessible, will be made available immediately on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” section, to the extent that the legal requirements pursuant to Sections 126, 127 of the German Stock Corporation Act (AktG) are also otherwise met. Any comments by the management will also be made available at the aforementioned Internet address. It should be noted that countermotions and election proposals, even if they have been submitted to the Company in good time in advance, will only be put to the vote if they are submitted orally during the AGM.

Shareholders’ rights at the AGM (Section 131 (1) AktG)

All shareholders are entitled to demand at the AGM that the Management Board provide information about the Company’s affairs, to the extent that such information is required for the objective assessment of the agenda item and no right exists to refuse to provide such information. Such right to information shall also extend to the Company’s legal and business relationships to an affiliated company, the position of the Group and of the companies included in the consolidated financial statements. In the instances specified in Section 131 (3) AktG, the Management Board is entitled to refuse to provide information.

Total number of shares and voting rights on the AGM convening date

Of a total of 44,632,674 ordinary shares in issue as of the date of convening this AGM, 44,632,674 ordinary shares are entitled to participate and vote at the AGM. Each share grants its holder one vote. The Company holds no treasury shares as of the AGM convening date.

Viewing documents / Publications on the Company’s website / Further information about shareholders’ rights

From the convening of the AGM, the following documents will be available for viewing by shareholders at the Company’s business premises, Hemmelrather Weg 201, 51377 Leverkusen, during normal business hours, and a copy will be immediately sent free of charge to all shareholders on request. Furthermore, the documents are also published on the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area:

●	Complete agenda with the management’s proposed resolutions including any supplements pursuant to Section 122 (2) AktG along with an explanation if no resolution is to be passed in relation to an agenda item;

●	Separate annual financial statements, consolidated financial statements, combined separate management report and Group management report, explanatory reports by the Management board relating to the disclosures pursuant to Section 289a (1) and Section 315a (1) HGB (agenda item 1).

Immediately after the convening, the disclosures will also be made accessible pursuant to Section 124a AktG via the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area. From the convening of the AGM on, further information about shareholders’ rights pursuant to Section 122 (2) Section 126 (1), Section 127 and Section 131 (1) AktG will also be made available there.

Leverkusen, June 2019

The Management Board